Clearwater Paper Corporation
601 West Riverside Ave., Suite 1100
Spokane, WA 99201

November 16, 2015

Via EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4628

100 F Street, NE

Washington, D.C. 20549

Re:	Clearwater Paper Corporation Form 8-K Furnished October 29, 2015 File No. 001-34146

Dear Mr. Skinner:

This responds to your comment letter dated November 5, 2015 to John D. Hertz, Chief Financial Officer of Clearwater Paper Corporation (“Clearwater” or “Company”) related to the above-referenced Form 8-K (“Form 8-K”) furnished to the Securities and Exchange Commission (“SEC”) on October 29, 2015.

For ease of reference, we have repeated the Staff’s comment before Clearwater’s response.

Form 8-K dated October 29, 2015

Exhibit 99.2, Third Quarter 2015 Supplemental Information

1.	The supplemental information provided in Exhibit 99.2 includes presentations of various non-GAAP amounts, including adjusted gross profit, adjusted operating income (loss), adjusted net earnings and adjusted earnings per share without presentations of corresponding amounts determined in accordance with GAAP. Explain to us how this complies with requirement to include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). See Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

Mr. Brad Skinner

<November 16, 2015>

Response:

Clearwater respectfully acknowledges the Staff’s comment. By way of background, Clearwater furnished both its earnings release (Exhibit 99.1) and the supplemental information (Exhibit 99.2) under Item 2.02 of Form 8-K. Under this approach, Clearwater believes that the earnings release and supplemental information are part of a single package of information reviewed by stockholders, investors, analysts and other interested parties.

When viewed as a single package of information, Clearwater believes that the non-GAAP information is not given greater prominence than the GAAP information. Specifically, the Company’s financial results reported in accordance with GAAP are clearly stated (and given prominence) throughout the earnings release, including the detailed financial statements attached thereto.

In light of the Staff’s comment, Clearwater has reconsidered its position and in the event that in the future Clearwater furnishes the supplemental information in a manner that would be subject to Item 10(e) of Regulation S-K, Clearwater will make changes to its supplemental presentation such that the supplemental presentation, as a stand-alone document, complies with the equal or greater prominence rule.

Please note that Clearwater intends to consider whether in future filings it may furnish the supplemental information under Item 7.01 of Form 8-K, rather than in Item 2.02 of Form 8-K, which Clearwater believes would not subject the supplemental presentation to the equal or greater prominence provision in Item 10(e) of Regulation S-K. This, of course, would depend on the materiality of the historical financial information contained in the supplemental information.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brad Skinner

<November 16, 2015>

Please contact me with any questions. Thank you.

Very truly yours,

/s/ John D. Hertz

John D. Hertz

SVP, Chief Financial Officer